UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Holguin, Raul G.
   14643 Dallas Parkway Suite 1000
   Dallas, TX  75240
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   March 31, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Elcor Corporation
   ELK
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)
   April 10, 1997
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock, $1 par value                 |4676.093**            |D               |                                               |
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"                                          |3,404.361             |I               |by ESOP Trustee                                |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Non-Qualified Stock Opti|*        |09/25/97 |Common Stock           |730      |$10.25    |D            |                           |
on                      |         |         |                       |         |          |             |                           |
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"                       |*        |09/24/98 |"                      |1230     |$7.00     |D            |                           |
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"                       |*        |10/21/99 |"                      |1085     |$8.75     |D            |                           |
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"                       |*        |9/28/2000|"                      |1090     |$12.125   |D            |                           |
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"                       |*        |8/15/2003|"                      |455      |$24.125   |D            |                           |
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"                       |*        |8/28/2004|"                      |595      |$19.875   |D            |                           |
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"                       |*        |8/27/2005|"                      |1005     |$22.375   |D            |                           |
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"                       |*        |9/29/2006|"                      |1045     |$19.00    |D            |                           |
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
Explanation of Responses:
* Granted under the Elcor Corporation 1993 Incentive Stock Option Plan in transaction exempt under Rule 16b-3.
The option is exercisable as to 20% of the number of shares set forth above 2 years after the effective date of the grant, with an additional 20% for each year thereafter until the option is exercisable as to 100% of such shares 6 years after the date of the grant. The option expires 10 years after the elective date of the grant.
** Corrected to include 16.093 shares previously inadvertently omitted that are held pursuant to the Elcor
Corporation Employee Stock Purchase
Plan.